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                             February 8, 2022

       Ryan F. Zackon
       Chief Executive Officer
       Smart for Life, Inc.
       990 Biscayne Blvd., Suite 503
       Miami, FL 33132

                                                        Re: Smart for Life,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-261699

       Dear Mr. Zackon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2022 letter.

       Amendment 3 to Form S-1 filed on February 2, 2022

       Prospectus Summary
       Note 4. Pro Forma Adjustments, page 22

   1. We note your response to prior comment 3. Please disclose in the filing how you determined the 5 year
useful life assigned to your customer relationships Explain how you reasonably concluded
that "the average length of Nexus    relationships with its significant
                                                        customers is 5 years"
given that Nexus has only been in existence for 5 years and your
                                                        MD&A disclosure
references a decrease in customers and also identifies changes in your major customers between
periods which suggests that some major customers have lapsed.
                                                        Also, please clarify
the page 22 and F-11 references to Doctors Scientific
                                                        Organica "customer
contracts" since you apparently do not have LT customer contracts.
 Ryan F. Zackon
FirstName  LastNameRyan  F. Zackon
Smart for Life, Inc.
Comapany8,NameSmart
February    2022     for Life, Inc.
February
Page 2 8, 2022 Page 2
FirstName LastName
Capitalization , page 50

2. Please revise your filing to explain in detail how you calculated the $24.4 million overall change to equity for each of the transactions outlined in your introductory bullet points to the pro forma-equity issuances/debt conversion column.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Services, page 63

3. If your customers are the product vendors, then please clarify the business purpose of placing advertising on the vendors' websites. Our understanding is that cost of services consist of commissions and bonuses paid to digital marketers. Description of Securities
Future Equity Agreements, page 109

4. We note your response to our prior comment 10 and your analogy on page 109 to the use of future equity agreements in this case to the use of warrants in other cases. Please further revise your disclosure to explain the rationale for providing the future equity agreements as an incentive to enter into the related promissory notes, as opposed to warrants. For instance, the benefit that a specific price per share was not determined at the time of the initial investment, as would have been if warrants had been used, should be noted, as well as any other material incentive that was considered in choosing this structure. To addition, to the extent these agreements are SAFEs, please identify them as such.
Financial Statements
Smart for Life, Inc. Condensed Consolidated Balance Sheets , page F-3

5. We note that you have restated your financial statements as of and for the nine months ended September 30, 2021. Please revise your filing to label your financial statements as
            restated    and to provide the disclosures outlined in ASC
250-10-50-7 through 11.
Revenue Recognition , page F-40

6. We note from page 6 that you deleted the reference to contests but that you still pay your digital marketers bonuses. Please revise your filing to disclose how you account for these bonuses i.e. at what point you recognize the bonus expense.
       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                               Sincerely,
 Ryan F. Zackon
Smart for Life, Inc.
February 8, 2022
Page 3

FirstName LastNameRyan F. Zackon
                                      Division of Corporation Finance
Comapany NameSmart for Life, Inc.
                                      Office of Life Sciences
February 8, 2022 Page 3
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName